CUSIP No. 949759104                                          Page 22 of 23 Pages


                                                                       EXHIBIT 3

                      [ON WELLS FINANCIAL CORP. LETTERHEAD]

January 4, 2001

John W. Palmer
Managing Member
PL Capital, LLC
2015 Spring Road
Oak Brook, Illinois 60523

Dear Mr. Palmer

In response to your letter received by us on December 20, 2000, we are enclosing the following:

1.   a copy of the share register of Wells Financial Corp. (the "Company");

2. records of all proceedings of the Company's shareholders for the last three years;

3.   records of all proceedings of the Company's board for the last three years;

4. the Company's articles of incorporation and all amendments currently in effect;

5.   the Company's bylaws and all amendments currently in effect; and

6. financial statements required by Section 302A.463 of the Minnesota Business Corporation Act and the financial statement for the most recent interim period prepared in the course of the operation of the Company for distribution to the Company's shareholders or to a governmental agency as a matter of public record.

The Company does not in the ordinary course obtain daily transfer sheets or have in its possession current lists responsive to items 2, 3, 5 or 6 of your letter or omnibus proxies or record date information responsive to items 7 through 9 of your letter.

We are providing the above records in response to your request and would remind you that under Minnesota law you can only use the enclosed records for a proper purpose.

                                        Very truly yours,


                                        Lawrence H. Kruse
                                        President and Chairman

CUSIP No. 949759104                                          Page 23 of 23 Pages


cc:  David M. Vander Haar, Esq.
     John M. Morrison
     Kurt Weise